SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended:   December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to _____

Commission file number:     0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1	Consent of DELAP LLP
32.1	Certification of Executive Vice President/Chief Human Resources Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 28, 2010	By:	/s/ Peggy L. Biss
Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2009 and 2008

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Delap LLP

Lake Oswego, Oregon
June 25, 2010

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value:
Shares of registered investment companies	$18,982,372	$15,156,523
Corporate common stock - Cascade Bancorp Stock Fund	495,634	2,134,509
Participant notes receivable	247,344	215,487

Total investments	19,725,350	17,506,519

LIABILITIES

Excess contributions payable	46,025	-

Net assets available for benefits	$19,679,325	$17,506,519

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,746,179	$(9,365,684)
Interest and dividends	320,083	532,168

	2,066,262	(8,833,516)

Contributions:
Participant salary deferrals	1,550,920	2,006,369
Employer	175,142	1,161,461
Participant rollovers	57,459	140,978

	1,783,521	3,308,808

Total additions (reductions)	3,849,783	(5,524,708)

Deductions from net assets attributed to -
Benefits paid to participants	1,676,977	1,575,348

Net increase (decrease)	2,172,806	(7,100,056)

Net assets available for benefits:
Beginning of year	17,506,519	24,606,575

End of year	$19,679,325	$17,506,519

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed 30 days of service and are at least 18 years of age.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. The Hartford Financial Services Group, Inc. (The Hartford) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund). Reliance Trust Company (Reliance) is the custodian for the Plan’s investments in the Cascade Bancorp Stock Fund. The Hartford and Reliance are collectively referred to as “the Custodian.” National Associates, Inc. N.W. (National) and Hartford Retirement Services, LLC (Hartford Retirement) provide plan administration services. National and Hartford Retirement are collectively referred to as “the Plan Administrator.”

Automatic enrollment

Employees who are eligible to participate in the Plan are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their annual compensation unless they affirmatively elect not to participate or elect a different deferral rate.

Contributions

The Plan includes a salary deferral provision which provides for both pre-tax contributions and after-tax Roth 401(k) contributions. Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions).  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year, expect that effective January 1, 2009, the Plan was amended such that Employer matching contributions are calculated and allocated to eligible participants on a payroll-by-payroll basis.  For the years ended December 31, 2009 and 2008, the Employer approved matching contributions - net of forfeitures applied – which aggregated $175,142 and $1,161,461, respectively. For the period January 1, 2008 through March 31, 2009, such matching contributions represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the participant’s compensation.  The Employer discontinued its matching contributions effective April 1, 2009.  There were no discretionary non-elective profit sharing contributions for the years ended December 31, 2009 and 2008. The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.	Description of the Plan (continued)

Based upon the results of ERISA required non-discrimination testing, it was determined that certain participants contributed amounts to the Plan which were in excess of the non-discriminatory limits for the year ended December 31, 2009. The excess amount totaled $46,025 and is reflected as excess contributions payable in the accompanying 2009 statement of net assets available for benefits and as a reduction of participant salary deferrals in the accompanying 2009 statement of changes in net assets available for benefits. Such amounts were refunded to the applicable participants in March 2010.  Excess contributions were insignificant in 2008.

Participants’ accounts

A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions (if any), and (c) the Plan’s net earnings (losses).

A participant’s share of the Employer’s profit sharing contributions would be allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance.  All forfeitures may be used by the Employer to pay expenses of the Plan or to reduce future Employer contributions.  Participant accounts forfeited during the years ended December 31, 2009 and 2008 were $55,704 and $158,576, respectively. At December 31, 2009 and 2008, there was $42,757 and $161,751, respectively, of unallocated forfeitures available to pay future expenses of the Plan or to reduce future Employer contributions.  During the years ended December 31, 2009 and 2008, unallocated forfeitures of $175,461 and $111,281, respectively, were used to reduce Employer contributions paid to the Plan.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of	Vesting
credited service	percentage

Less than 2	0%
2	20%
3	40%
4	70%
5 or more	100%

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.	Description of the Plan (continued)

Participants earn one year of credited service for each calendar year in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Participant notes receivable

In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. Participant borrowings are evidenced by notes and are secured by up to 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates - as determined monthly by the Plan administrator - which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions.  The interest rates on participant notes receivable outstanding at December 31, 2009 ranged from 4.25% to 9.25%.

Payment of benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws.  Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Trustee and administrative expenses

At the Employer’s discretion, all expenses of the Plan have been paid directly by the Employer.

Plan amendment

Effective January 1, 2009, the Plan was restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  The effects of this Plan restatement are primarily as follows:

•	Cascade Bancorp is the Signatory Employer; Bank of the Cascades is the Participating Employer.
•	Participant rollover contributions into the Plan may consist only of pre-tax participant account balances.
•
Forfeited participant account balances may be used by the Employer to pay expenses of the Plan.  Any forfeitures not used to pay Plan expenses will be used to offset any remaining Employer contributions that have not yet been paid to the Plan for that year.

•	Employer matching contributions will be calculated on a payroll-by-payroll basis. Prior to this restatement, Employer matching contributions were calculated on a Plan year basis.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.	Description of the Plan (continued)

•	In-service distributions may be made from all fully vested accounts except Roth 401(k) accounts.
•	Hardship distributions may only be made to active employees.

2.           Summary of significant accounting policies

Basis of accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. Participant notes receivable are valued at cost, which approximates fair value. See Note 6 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule. For risks regarding investment in the common stock of the Employer – which is the primary investment held by the Cascade Bancorp Stock Fund – participants should refer to the Cascade Bancorp Annual Report on Form 10-K for the year ended December 31, 2009.  As of June 25, 2010, the per share value of the Employer’s common stock had declined in value by approximately 22% as compared to December 31, 2009.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Participant rollover contributions are recorded when they are received by the Plan.  Employer matching contributions approved by the Employer’s Board of Directors (the Board) are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Board.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

2.	Summary of significant accounting policies (continued)

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid. At December 31, 2009 and 2008, there were no amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid.

Excess contributions payable

Excess contributions payable represent contributions that need to be returned to certain active participants in order to satisfy the relevant non-discrimination provisions of the Plan.

3.	Investments

All investments are participant-directed.  As of December 31, 2009, 19 registered investment companies and the Cascade Bancorp Stock Fund were available as investment options.  Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds. In June 2010, the MFS Total Return Fund R3 was discontinued as an investment option and all existing investments in this fund were transferred to the various T. Rowe Price Retirement Funds based on the ages of the respective participants affected by this change.

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Shares of registered investment companies:
MFS Fixed Fund - Institutional	$2,699,207	$2,179,723
T. Rowe Price Retirement 2020 Advantage	1,888,133	1,291,066
MFS Research International Fund R3	1,880,136	1,557,432
Davis New York Venture Fund A	1,828,558	1,570,331
American Funds Growth Fund of America R3	1,490,887	1,239,798
MFS Utilities Fund R3	1,376,534	1,143,889
T. Rowe Price Retirement 2030 Advantage	1,131,901	*
Corporate common stock - Cascade Bancorp Stock Fund	*	2,134,509

* Investment did not exceed 5% of net assets available for benefits as of December 31, 2009 or 2008.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

3.	Investments (continued)

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2009	2008

Shares of registered investment companies	$3,805,340	$(7,758,254)
Corporate common stock	(2,059,161)	(1,607,430)

	$1,746,179	$(9,365,684)

4.	Related party transactions

A portion of the Plan’s investments are invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2009 and 2008, and certain of the Plan’s trustees are participants in the Plan.

5.           Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.           Fair value of financial instruments

The fair value framework under GAAP requires the categorization of financial assets and financial liabilities into three levels based upon the assumptions used to value the assets or liabilities.  Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.  The three levels for categorizing assets and liabilities under GAAP’s fair value measurement requirements are as follows:

•
Level 1 – Quoted prices in active markets for identical assets: Fair value of the asset or liability is determined using observable inputs such as quoted prices in active markets for identical assets or liabilities;

•
Level 2 – Significant other observable inputs:  Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

6.	Fair value of financial instruments (continued)

•
Level 3 – Significant unobservable inputs:  Fair value of the asset or liability is determined using unobservable inputs that reflect the Plan’s own assumptions regarding the applicable asset or liability.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan’s financial instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Shares of registered investment companies

These investments are mutual funds which are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Cascade Bancorp Stock Fund

The Cascade Bancorp Stock Fund consists primarily of common stock of the Employer, and certain cash and cash equivalents. The value of the Employer common stock is based on the closing price reported on the NASDAQ stock market and is classified within Level 1 of the valuation hierarchy.

Participant notes receivable

Participant notes receivable are valued at cost plus accrued interest - which approximates fair value - and are classified within Level 3 of the valuation hierarchy.

The following are the Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

		Significant
	Quoted Prices	Other	Significant
	in Active Markets	Observable	Unobservable
	for Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2009:
Investments:
Shares of registered investment companies	$18,982,372	$-	$-	$18,982,372
Corporate common stock - Cascade Bancorp Stock Fund	495,634	-	-	495,634
Participant notes receivable	-	-	247,344	247,344
Total	$19,478,006	$-	$247,344	$19,725,350

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

6.           Fair value of financial instruments (continued)

		Significant
	Quoted Prices	Other	Significant
	in Active Markets	Observable	Unobservable
	for Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2008:
Investments:
Shares of registered investment companies	$15,156,523	$-	$-	$15,156,523
Corporate common stock - Cascade Bancorp Stock Fund	2,134,509	-	-	2,134,509
Participant notes receivable	-	-	215,487	215,487
Total	$17,291,032	$-	$215,487	$17,506,519

At December 31, 2009 and 2008, the Plan had no financial liabilities measured at fair value on a recurring basis, and had no financial assets or financial liabilities measured at fair value on a nonrecurring basis.

The changes in the Plan’s participant notes receivable during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Balance at beginning of year	$215,487	$183,590

Issuances, repayments and settlements, net	31,857	31,897

Balance at end of year	$247,344	$215,487

7.           Income tax status

The Employer has adopted a non-standardized Prototype Defined Contribution Plan and Trust (the Prototype Plan) developed by National. The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated December 31, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In addition, the IRS has determined and informed National by a letter dated March 31, 2008, that the Prototype Plan is designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving these letters, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009 and 2008.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

8.	Reconciliation of financial statements to the Form 5500

The following are reconciliations of total contributions and benefits paid to participants according to the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008

Total contributions according to the financial statements	$1,783,521	$3,308,808
Forfeitures	55,704	158,576

Total contributions according to the Form 5500	$1,839,225	$3,467,384

Benefits paid to participants according to the financial statements	$1,676,977	$1,575,348
Forfeitures	55,704	158,576

Benefits paid to participants according to the Form 5500	$1,732,681	$1,733,924

Forfeitures of participants’ nonvested account balances are recorded as reductions of Employer contributions in the accompanying financial statements; such forfeitures are recorded as benefit payments on the Form 5500.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-0658404
PLAN:  001

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

SHARES OF REGISTERED INVESTMENT COMPANIES:
	MFS Investment Management	MFS Fixed Fund - Institutional	*	$2,699,207
		(2,699,206.892 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020 Advantage	*	1,888,133
		(129,947.222 units)

	MFS Investment Management	MFS Research International Fund R3	*	1,880,136
		(136,439.513 units)

	Davis Funds	Davis New York Venture Fund A	*	1,828,558
		(59,023.824 units)

	American Funds	American Funds Growth Fund of America R3	*	1,490,887
		(55,361.564 units)

	MFS Investment Management	MFS Utilities Fund R3	*	1,376,534
		(92,199.228 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Advantage	*	1,131,901
		(75,259.404 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010 Advantage	*	945,275
		(68,005.374 units)

	MFS Investment Management	MFS Value Fund R3	*	845,160
		(40,789.581 units)

	Thornburg Investment Management	Thornburg Core Growth Fund A	*	837,348
		(59,009.720 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Advantage	*	803,790
		(53,337.091 units)

	MFS Investment Management	MFS Bond Fund R3	*	765,889
		(60,164.099 units)

*      Cost omitted for participant-directed investments.

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-0658404
PLAN:  001

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

	American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I	*	614,192
		(38,774.719 units)

	Columbia Management	Columbia Acorn Fund A	*	535,939
		(22,349.402 units)

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund A	*	499,283
		(17,228.532 units)

	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund A	*	275,853
		(12,130.759 units)

	MFS Investment Management	MFS Total Return Fund R3	*	271,719
		(20,678.729 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income Advantage	*	152,235
		(12,457.871 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050 Advantage	*	140,333
		(16,587.843 units)

	TOTAL SHARES OF REGISTERED INVESTMENT COMPANIES			18,982,372

CORPORATE COMMON STOCK -
**	Cascade Bancorp	Cascade Bancorp Stock Fund	*	495,634
		(461,441.709 units)

PARTICIPANT NOTES RECEIVABLE -
**	Participant loans	Participant notes receivable with interest
		fixed at prime lending rate plus
		1.00% at time of borrowing
		(4.25% - 9.25%)	-	247,344

		Total investments		$19,725,350

*      Cost omitted for participant-directed investments.
**    A party-in-interest as defined by ERISA.

See accompanying notes.